Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: August 4, 2021

Nationwide Sonder Survey Reveals Top Travel Destinations and Travel Preferences

Plans for personal travel, longer trips and increased interest in digital nomadism among U.S. respondents emerge, as travel and hospitality industries see renewed demand

SAN FRANCISCO (August 3, 2021) - Sonder, a leading next-generation hospitality company that is redefining the guest experience through technology and design, today released new survey findings, providing data and insights into the return of travel following one of the most severe downturns in the travel and hospitality industries in history. The report, conducted in partnership with Ipsos, indicates that a majority of U.S. adults have plans for personal travel in the coming months, with many prioritizing affordability, cleanliness, as well as urban discovery or beach vacations.

Survey highlights include:

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Americans are ready to travel for personal reasons and within the U.S. Roughly two-thirds of adults (62%) say they’ll travel for personal reasons before the end of the year. Over one-third (35%) of respondents planning business trips say they plan to tack on personal excursions to at least three-fourths of their business trips.

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Longer trips and becoming a “digital nomad” are enticing options for Americans looking to travel, especially among certain demographic groups. Six-in-ten (59%) Americans are interested in taking a trip for two weeks or more over the next year. Another six-in-ten Americans (59%) are interested in being a “digital nomad” – or working remotely on a long-term trip – with interest higher among younger adults aged 18-34 (74%), followed closely by family travelers (69%). For travelers booking long-term stays, many of Sonder’s spaces offer fully-equipped kitchens, living rooms, multiple bedrooms and en-suite laundry, delivering a comfortable place to spread out and work remotely for extended periods.

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After a year and a half of COVID-19, Americans say their ideal trip means exploring a new city or relaxing on the beach. Post-pandemic, American travelers are most excited about a change of scenery (52%). With locations in more than 35 cities, Sonder offers modern apartments in urban centers as well as beachside suites.

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While affordability was the top consideration, cleanliness is a key priority among Americans considering travel in 2021. Cleanliness ranks as #2 on the most important elements for accommodations. Location and safety are #3 and #4, respectively. In addition to professional housekeeping, Sonder thoroughly cleans and disinfects each Sonder before and after every stay.

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The majority of American travelers polled (65%) will take their next trip with their partner. Most are not willing to travel with those outside their bubble yet, with travelers less likely to travel by themselves (19%), with friends (15%), or with family outside of their own household (13%).

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New York City and New Orleans top the list of desired domestic destinations among Americans looking to travel in 2021. London and Rome are top of the list for international travel. Family travelers, or adults planning to travel with children, are particularly interested in visiting New York City (50%), followed by New Orleans and Washington, DC (both 34%). Sonder offers a variety of modern accommodation options at an exceptional value in each of these locations, including: modern spaces in New York’s Financial District with a stunning rooftop pool, a spacious suite steps away from Central Park, a charming studio in the heart of the French Quarter in New Orleans and a sophisticated space close to local coffee shops and famed Canjun-Creole restaurants.

“Our recent survey confirms what we long expected: Americans are eager to travel,” said Francis Davidson, Co-Founder and CEO of Sonder. “Sonder is thrilled to continue providing thoughtfully-designed accommodations at an exceptional value in top travel destinations around the world. We remain more committed than ever to high standards of convenience, comfort and cleanliness - which we know are important priorities based on our research - and believe our tech-enabled, contactless experience provides the reassurance travelers are looking for as they return to travel.”

Rome (and London) Calling: European Cities Top List for International Travel

According to the survey, European cities are top of mind for American travelers for international destinations. Among all respondents who plan to travel internationally this year, Rome ranks highest (28%), followed by London (27%), Dubai (19%), and Barcelona (19%). Family travelers - adults who plan to travel with their children - and digital nomads follow similar trends as international travelers: Family travelers are most excited to visit Rome (35%) and London (34%), and digital nomads are also more likely to say they are excited about visiting London (34%) and Rome (31%).

Among Sonder’s variety of accommodations in each of these top locations are: a private, curated apartment located steps away from the historic Trevi Fountain in Rome; contemporary rooms in the heart of London’s posh Chelsea neighborhood; a Dubai suite with ocean views; and an airy room in Barcelona’s charming Gràcia neighborhood.

Sonder offers a variety of flexible accommodation options — from rooms to suites to apartments, available for one-night or multi-day stays — in 35+ markets and nine countries, including locations indicated as top travel destinations by survey respondents, like New York City, New Orleans, London, Rome and more. Through Sonder’s tech-enabled experience, travelers can request early check-in or late check-out directly from their phones, and check-in to their unit through the Sonder app — bypassing crowded lobbies completely. Connecting to WiFi is easy with the tap of a button. With teams on the ground in every city, Sonder guests can receive instant guest support through the company’s 24/7 Concierge service via the app.

This announcement follows the recent news of Sonder’s plans to be publicly listed through a business combination with Gores Metropoulos II (Nasdaq: GMIIU, GMII and GMIIW).

Methodology

This nationwide survey was conducted by Ipsos on behalf of Sonder between July 6-8, 2021 among 2,009 American adults. Results have a credibility interval of plus or minus 2.5 percentage points. Each week Ipsos U.S. eNation online omnibus completes five national online surveys. Each survey (wave of eNation) consists of a minimum of 1,000 completes with adults 18 years of age or older in the contiguous U.S.A. The sample consists of individuals selected from the online segment of Ipsos’ iSay Panel, partner online panel sources, and “river” sampling and is balanced to be representative of the general population based upon region, gender, age, race/ethnicity, and education from the U.S. Census Bureau.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-powered service and inspiring, thoughtfully designed accommodations combined into one seamlessly managed experience. Officially launched in 2014 and headquartered in San Francisco, Sonder is making a world of better stays open to all with a variety of accommodation options — from rooms to suites and apartments — found in 35+ markets spanning nine countries and three continents. Sonder’s innovative app empowers guests by making self-service features and 24/7 on-the-ground support just a tap away. From simple self check-in to boutique bathroom amenities, we bring the best of a hotel without any of the formality.

This announcement follows the recent news of Sonder’s plans to be publicly listed through a business combination with Gores Metropoulos II (Nasdaq: GMII, GMIIU and GMIIW).

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

To book business or group travel, please click here.

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Media Contact:

press@sonder.com

Additional Information and Where to Find It

Additional information about the proposed business combination between Sonder and Gores Metropoulos II, Inc. (“GMII”), including a copy of the Merger Agreement provided in a Current Report on Form 8-K filed by GMII with the SEC on April 30, 2021, and a copy of an updated investor presentation provided in a Current Report on Form 8-K filed by GMII with the SEC on July 7, 2021, is available at www.sec.gov. In connection with the proposed business combination, GMII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to GMII’s securities to be issued in connection with the proposed business combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GMII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GMII may also file other documents regarding the proposed business combination with the SEC. GMII stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed business combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GMII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. GMII investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/ consent solicitation statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, GMII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GMII, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of GMII stockholders in connection with the proposed business combination. GMII stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading GMII’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth, Sonder’s growth in total unit portfolio, information concerning GMII’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on GMII’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GMII’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of GMII or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by GMII from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither GMII nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GMII’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between GMII and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.